UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC File Number 0-288
CUSIP Number 770196103
(Check one):   ☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form N-SAR    ☐ Form N-CSR
For Period Ended: August 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________________
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION
     Robbins & Myers, Inc.

Full Name of Registrant
      Not Applicable

Former Name if Applicable
      1400 Kettering Tower

Address of Principal Executive Office (Street and Number)
      Dayton, Ohio 45423

City, State and Zip Code

PART II — RULES 12b-25(b) and (c)
     If subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on From 19-K, Form 11-K, Form N- SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III – NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Concurrently with the filing of this Form 12b-25, the Company is filing a Report on Form 8-K reporting that on November 10, 2005, the Company’s management and the Audit Committee of its Board of Directors concluded (i) that the Company’s previously issued financial statements for its fiscal years ended August 31, 2003 and 2004 and the first three quarterly periods of fiscal 2005 should not be relied upon because of errors in income tax expense in those financial statements and (ii) that the Company would restate these financial statements to make the necessary corrections in its tax expense. The Company is in the process of preparing to its Report on Form 10-K for the year ended August 31, 2005 to include the restated financial information.
PART IV – OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification.

Kevin J. Brown	937	225-3317

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Form 8-K referred to in Part III, above, states the following: “The restatements solely relate to errors in non-cash income tax expense. The restatements will not affect the Company’s previously reported revenue, operating income, or cash flow from operations. The restatements will favorably impact fiscal 2003 and 2004 and negatively impact fiscal 2005 as follows:

•	Tax expense for fiscal 2003 was overstated with the result that net income for fiscal 2003 was $14,623,000 or $255,000 higher than previously reported;
•	Tax expense for fiscal 2004 was overstated with the result that net income for fiscal 2004 was $11,648,000 or $1,878,000 higher than previously reported; and
•	Tax expense for fiscal 2005 is understated by $3,243,000 with the result that the Company recorded a net loss for fiscal 2005 of $262,000 rather than net income of $2,981,000 as was reported in the Company’s press release issued on October 10, 2005.”
________________________________________________________________________________________
      Robbins & Myers, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 14, 2005	By	/S/ KEVIN J. BROWN Kevin J. Brown Vice President, Finance and Chief Financial Officer